                                                              Reg. No. 333-87883
                                                                  Rule 424(b)(4)
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PROSPECTUS

                       WISCONSIN POWER AND LIGHT COMPANY
                                  $100,000,000

                      7 5/8% DEBENTURES DUE MARCH 1, 2010
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                       WISCONSIN POWER AND LIGHT COMPANY

- We are a public utility engaged mainly in the generation, transmission, distribution and sale of electric energy and the purchase, distribution, transportation and sale of natural gas.

- Wisconsin Power and Light Company
  222 West Washington Avenue
  Madison, Wisconsin 53703
  (608) 252-3311

                                 PSCW APPROVAL

- The Public Service Commission of Wisconsin has approved our issuance and sale of the debentures.

                                  THE OFFERING
- We are offering $100,000,000 of our unsecured debentures that will rank on a parity with our other unsecured and unsubordinated debt.

- The debentures are due on March 1, 2010. We will pay interest on the debentures twice per year, on March 1 and September 1 of each year, beginning on September 1, 2000.

- We cannot redeem the debentures before they mature. The debentures will not be subject to any sinking fund.

--------------------------------------------------------------------------------

                                                                PER DEBENTURE           TOTAL
                                                              -----------------   -----------------
Public offering price.......................................        99.39%           $99,390,000
Underwriting discount.......................................          .65                650,000
Proceeds to WP & L..........................................        98.74             98,740,000

    The public offering price does not include accrued interest, if any, from the date of issuance. The proceeds to WP & L do not include expenses we must pay, which we estimate will be approximately $175,000.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

ROBERT W. BAIRD & CO.
                 BANC ONE CAPITAL MARKETS, INC.
                                   LEGG MASON WOOD WALKER
                                            INCORPORATED
                                                 WACHOVIA SECURITIES, INC.
MARCH 1, 2000

    The underwriters intend to offer the debentures subject to prior sale and certain other conditions. They reserve the right to change their offers and to reject orders in whole or in part. We expect to deliver the debentures through the book-entry facilities of The Depository Trust Company ("DTC") on or about March 6, 2000, in return for payment therefor.

                               TABLE OF CONTENTS

                                    PAGE
                                    ----
The Company.......................    1
Use of Proceeds...................    1
Selected Financial Information....    2
Recent Developments...............    3
Description of the Debentures.....    3
Book-Entry Only System............    7

                                    PAGE
                                    ----
Underwriting......................    9
Legal Opinions....................   10
Experts...........................   10
Where You Can Find More
  Information.....................   10
Documents Incorporated by
  Reference.......................   11

                           -------------------------

                                  THE COMPANY

  We are a Wisconsin corporation and a subsidiary of Alliant Energy Corporation. We are a public utility engaged mainly in the generation, transmission, distribution and sale of electric energy in portions of southern and central Wisconsin. We also purchase, distribute, transport and sell natural gas in parts of those areas, and supply water to two communities in Wisconsin. Our wholly owned subsidiary also supplies electric, gas and water service, principally in Winnebago County, Illinois.

  We provide electricity in a service territory of approximately 16,000 square miles. As of December 31, 1998, we furnished retail electric service to approximately 401,000 customers in 599 cities, villages and towns. We also supplied wholesale electric service to 24 municipal utilities, one privately owned utility, three rural electric cooperatives, one Native American nation and one municipal electric utility which provides retail service to 14 communities. During 1998, we derived our electric operating revenues from the following types of customers:

- residential -- 32%
- commercial -- 18%
- industrial -- 26%
- sales for resale -- 21%
- other -- 3%.

The maximum net hourly peak load on our electric system in 1998 was 2,292 megawatts. During 1998, our net kilowatt-hour sources of electricity consisted of the following:

- steam -- 61%
- nuclear -- 10%
- hydroelectric and oil -- 2%
- purchases -- 27%.

As of December 31, 1998, we provided retail natural gas service to approximately 159,000 customers in 233 cities, villages and towns in southern and central Wisconsin and one county in northern Illinois. During 1998, we derived our gas operating revenues from the following types of customers:

- residential -- 58%
- commercial -- 30%
- industrial -- 5%
- transportation and other -- 7%.

  We are subject to the jurisdiction of the Public Service Commission of Wisconsin with respect to various phases of our operations, including rates, service and the issuance of securities (including the debentures). Our Illinois subsidiary is subject to the jurisdiction of the Illinois Commerce Commission with respect to those matters. We are also subject to the jurisdiction of the Federal Energy Regulatory Commission. Our parent company, Alliant Energy Corporation, is a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended, and is subject to the requirements of that Act. We are also subject to certain requirements of that Act.

  Our principal executive offices are located at 222 West Washington Avenue, Madison, Wisconsin 53703, and our telephone number is (608) 252-3311.

                                USE OF PROCEEDS

  We intend to use the net proceeds from the sale of the debentures to repay short-term indebtedness and possibly to retire or refinance a portion of certain of our existing series of First Mortgage Bonds, including potentially Series V, 9.30%, due 2025; Series W, 8.60%, due 2027; Series X, 7.75%, due 2004; and/or
Series Y, 7.60%, due 2005. As of February 18, 2000, we had $88.5 million in short-term debt outstanding at a weighted average interest rate of 5.97%. We may initially invest the proceeds that we do not immediately require in short-term marketable securities.

                         SELECTED FINANCIAL INFORMATION

  We have set forth below selected financial information about us for the twelve months ended September 30, 1999, and the years ended December 31, 1998, 1997 and 1996.

                                            TWELVE MONTHS               YEAR ENDED
                                                ENDED                  DECEMBER 31,
                                            SEPTEMBER 30,    --------------------------------
                                                1999           1998        1997        1996
                                            -------------    --------    --------    --------
                                             (UNAUDITED)          (THOUSANDS OF DOLLARS)
INCOME STATEMENT DATA:
Operating revenues........................    $736,900       $731,448    $794,717    $759,275
Net income before interest expense........      94,250         72,158     103,841     113,957
Earnings available for common stock.......      50,652         32,264      67,924      79,175
Ratio of earnings to fixed charges
  (unaudited)(1)..........................        3.05           2.51        4.13        4.94

                                                          AT SEPTEMBER 30, 1999 (UNAUDITED)
                                                     -------------------------------------------
                                                                                    PERCENT OF
                                                                       AS         CAPITALIZATION
                                                       ACTUAL      ADJUSTED(2)     AS ADJUSTED
                                                     ----------    -----------    --------------
                                                               (THOUSANDS OF DOLLARS)
CAPITALIZATION:
First mortgage bonds(3)............................  $  251,000    $  251,000          21.5%
Debentures(4)......................................     165,000       265,000          22.7
Preferred stock without mandatory redemption.......      59,963        59,963           5.1
Common shareowners' investment.....................     591,112       591,112          50.7
                                                     ----------    ----------        ------
          Total....................................  $1,067,075    $1,167,075        100.0%
                                                     ==========    ==========        ======

---------------

(1) When we computed the ratios of earnings to fixed charges, we calculated earnings by adding federal and state income taxes and our estimate of the interest component of rentals to net income before interest expense. Fixed charges represent interest expense, amortization of debt discount, premium and expense and the estimated interest component of rentals. Our ratios of earnings to fixed charges were 4.33 and 4.38 for the years ended December 31, 1995 and 1994, respectively.

(2) We have adjusted these numbers to show the effects of the issuance of the debentures.

(3) We have excluded variable rate demand bonds in the amount of $57.0 million and the unamortized discount relating to outstanding First Mortgage Bonds in the amount of $1.1 million in presenting these numbers.

(4) We have excluded the unamortized discount relating to outstanding debentures in the amount of $0.3 million in presenting these numbers.

                              RECENT DEVELOPMENTS

  For the fiscal year ended December 31, 1999, we had unaudited operating revenues of $752.5 million, net income before interest expense of $111.8 million and earnings available for common stock of $67.5 million. Our unaudited ratio of earnings to fixed charges for that period was 3.66.

                         DESCRIPTION OF THE DEBENTURES

                                    GENERAL

  The debentures constitute our unsecured general obligations, and they will rank on a parity with all of our other unsecured and unsubordinated debt. We will issue them as a separate series of securities under our Indenture, dated as of June 20, 1997 (which we refer to in this prospectus as the "Indenture"), which we have entered into with Firstar Trust Company (now known as Firstar Bank, N.A.), as trustee. The Indenture does not limit the amount of unsecured debt securities that we can issue under it, and provides that we may issue securities from time to time in one or more series pursuant to the terms of one or more officers' certificates or supplemental indentures creating such series. The Indenture also does not limit the total amount of debt that we can incur. As of the date of this prospectus, we had $165 million of securities outstanding under the Indenture, consisting of $105 million aggregate principal amount of our 7% Debentures due June 15, 2007 and $60 million aggregate principal amount of our 5.70% Debentures due October 15, 2008. The Indenture does not limit our ability to issue additional First Mortgage Bonds or to enter into sale and leaseback transactions. It also does not give holders of the debentures protection in the event we engage in a highly leveraged or other transaction that may adversely affect holders of the debentures.

  Substantially all of our permanent fixed properties are subject to the lien of the Indenture of Mortgage or Deed of Trust, dated August 1, 1941, which we entered into with First Wisconsin Trust Company (now known as Firstar Bank, N.A.), and George B. Luhman (Nancy V. Kelly being now the individual trustee under that indenture), as trustees. We refer to that indenture and its supplemental indentures in this prospectus as the "First Mortgage Indenture." We have issued our First Mortgage Bonds under the First Mortgage Indenture. As of the date of this prospectus, we had $308 million of secured debt outstanding under our First Mortgage Indenture. If we become bankrupt, liquidate or reorganize, the trustees for the First Mortgage Bonds could use the collateral property subject to the First Mortgage Indenture to satisfy our obligations under the First Mortgage Bonds before holders of unsecured debt securities (including the debentures) would receive any payments.

  We have summarized below various provisions of the Indenture and the debentures. Because this discussion is only a summary, it does not necessarily contain all of the information you should consider. We have filed the Indenture as an exhibit to the Registration Statement and we incorporate the Indenture in its entirety by reference into this prospectus. We qualify the discussion below in its entirety by reference to all of the provisions of the Indenture and all officers' certificates or supplemental indentures relating thereto.

                             MATURITY AND INTEREST

  The debentures will be limited to $100 million aggregate principal amount and will mature on March 1, 2010. Each debenture will bear interest from March 6, 2000 or from the most recent interest payment date to which we have paid interest, at the rate of 7 5/8% per year. We will pay interest twice per year, on March 1 and September 1, commencing September 1, 2000, to the person in whose name such debenture is registered at the close of business on the preceding February 15 and August 15, respectively.

                        NO REDEMPTION PRIOR TO MATURITY

  We cannot redeem the debentures before they mature.

                               CERTAIN COVENANTS

  The covenant we describe below is the only restrictive covenant that applies to the debentures. If we issue additional series of securities under the Indenture in the future, those series may or may not have different covenants. Any obligations we have under the Indenture and the debentures are subject to termination if we exercise our defeasance rights, which we describe below under "Legal Defeasance and Covenant Defeasance."

  Limitations on Liens. The Indenture provides generally that, as long as any securities of any series to which this limitation applies (including the debentures) remain outstanding, and subject to termination upon defeasance, we will not, and will not permit any of our subsidiaries to, create or allow to be created or to exist any mortgage, pledge, security interest, or other lien on any of our properties or assets which we now own or acquire later to secure any indebtedness, without making effective a provision which makes the debentures and the other securities of any series to which this limitation applies equally and ratably secured with (or prior to) all such indebtedness and with any other indebtedness that is also entitled to be equally secured. This restriction does not apply to or prevent the creation or existence of:

- the First Mortgage Indenture or any supplemental indenture thereto;

- liens on property that existed when we acquired or built such property or were created within one year after that time;

- liens on property that secure payment of all or a part of the purchase price or construction cost of the property, including the extension of any such liens to repairs or improvements made on the property;

- any extensions, renewals or replacements of liens permitted by the above-listed items;

- the pledge of any bonds or other securities at any time issued under any of the liens permitted by the above-listed items; or

- "Permitted Encumbrances," which include, among several other items, (a) the pledge or assignment in the ordinary course of business of electricity, gas or steam accounts receivable or customers' installment paper; (b) liens affixing to our property at the time someone consolidates with or merges into us, or transfers all or substantially all of its assets to us, but only if the property we acquire is adequate security for the liens; and (c) liens not otherwise permitted if, at the time we incur the lien and after giving effect to the lien, the aggregate of all obligations secured by the lien does not exceed 10% of our Tangible Net Worth (as defined in the Indenture).

  Also, this restriction will not apply to or prevent the creation or existence of leases we enter into, or existing on property we acquire, in the ordinary course of our business.

                               SUCCESSOR OBLIGOR

  The Indenture also provides that, unless otherwise specified in the officers' certificate or supplemental indenture establishing a series of securities, we will not consolidate with, sell all or substan-tially all of our assets to, or merge with or into any other person unless:

- either we will be the continuing corporation, or the continuing corporation will be a person organized and existing under the laws of the United States or a state, and the person will expressly assume the payment of the principal of and interest on all the securities and any coupons and the performance and observance of all of our covenants and conditions under the Indenture by executing a supplemental indenture satisfactory to the trustee;

- we or the person, as the case may be, will not, immediately after the merger, consolidation or sale of assets, be in default in the performance of any covenant or condition of the Indenture; and

- after giving effect to the transaction, no event which after notice or lapse of time would become a default under the Indenture will have occurred or be continuing.

  The Indenture further provides that the successor will be substituted for us, after which all of our obligations under the Indenture, the securities issued under the Indenture and any coupons will terminate.

                             DEFAULTS AND REMEDIES

  The Indenture discusses certain "Events of Default" that apply to securities issued under the Indenture, including the debentures. It provides generally that an "Event of Default" with respect to the debentures will occur if:

- we default in any payment of interest on the debentures when the payment becomes due and payable and the default continues for 60 days;

- we default in the payment of the principal of the debentures when the payment becomes due and payable at maturity or otherwise;

- we default in the performance of any of our other agreements applicable to the debentures and the default continues for 90 days after we receive notice of the default from the trustee or the holders of at least 25% in principal amount of the debentures; or

- we are affected by certain events related to our bankruptcy or insolvency.

  If an Event of Default with respect to the debentures occurs and is continuing, then either the trustee or the holders of at least 25% in principal amount of the debentures can declare the principal of and all unpaid interest on the debentures to be immediately due and payable.

  The trustee can require that it be indemnified before it enforces the Indenture or the debentures. Subject to certain limitations, holders of a majority in principal amount of the debentures can direct the trustee in its exercise of any trust or power. The trustee does not have to give you notice of any continuing default (except a default in payment of principal or interest) if it in good faith determines that withholding notice is in your interest. We are required to give the trustee a brief certificate certifying as to our compliance with all conditions and covenants under the Indenture at least once a year.

  The Indenture does not have a cross-default provision. That means that if we default on any other debt, that default will not constitute an Event of Default under the Indenture.

                             AMENDMENTS AND WAIVERS

  Waivers. The holders of a majority in principal amount of the debentures can waive any existing default and its consequences under the debentures or the Indenture by giving notice to the trustee. However, holders cannot waive a default in the payment of the principal or interest on the debentures or a default in respect of a provision we describe in the paragraph that follows which cannot be modified or amended without the consent of each holder of the debentures.

  Amendments with Consent. With the consent of the holders of not less than a majority in aggregate principal amount of the debentures, we and the trustee can enter into supplemental indentures to amend or modify the Indenture or the debentures, if those amendments do not affect any other series of securities we issued under the Indenture. However, we cannot make such modifications or amendments without the consent of all of the holders of the debentures if those amendments or modifications would:

- extend the stated maturity, reduce the principal amount or reduce the rate of interest on the debentures;

- reduce our obligation to pay principal amounts;

- change the coin or currency in which we must pay principal and interest on the debentures;

- impair the right to institute suit for the enforcement of any payment of principal or interest on the debentures after the due date of such payment;

- reduce the amount of debentures whose holders must consent to an amendment or waiver of the provisions of the Indenture or the debentures; or

- make certain modifications to any of the provisions we describe in this paragraph and in the paragraph immediately above.

  We cannot enter into supplemental indentures to amend or modify the Indenture in ways that affect other series of securities we issued under the Indenture without the consent of the holders of not less than a majority in aggregate principal amount of all securities issued under the Indenture that will be affected by such an amendment, voting together as one class. Furthermore, if any amendment or modification would have any of the effects described in the previous paragraph, and would affect more than one series of securities issued under the Indenture, then we cannot make such amendment or modification without the consent of all of the holders of the securities issued under the Indenture that would be affected by them.

  Amendments without Consent. We and the trustee can also enter into supplemental indentures to amend or modify the Indenture or the debentures without the consent of any holders of the debentures. We can only do so if those amendments or modifications would have certain effects, including:

- showing that another person has succeeded us and assumed our obligations under the covenants of the Indenture and the debentures;

- adding to our covenants under the Indenture for the benefit of the holders of the debentures, or surrender any power we have under the Indenture;

- adding to, changing or eliminating any of the provisions of the Indenture in respect of the debentures, but only if the change does not adversely affect the rights of the holders of the debentures in any material respect;

- establishing the form or terms of securities of any series;

- evidencing the appointment of a successor trustee or a change in any of the provisions of the Indenture to facilitate administration by more than one trustee; or

- making clarifying changes to ambiguous, incorrect or inconsistent language in the Indenture or the debentures that do not adversely affect the rights of the holders of the debentures in any material respect.

                                LEGAL DEFEASANCE
                            AND COVENANT DEFEASANCE

  The Indenture provides that we can at any time terminate almost all of our obligations with respect to the debentures and the Indenture. We cannot, however, terminate certain obligations, including obligations with respect to the "defeasance trust" (which we discuss below) and obligations to register the transfer or exchange of the debentures and to maintain agencies in respect of the debentures. We refer to this termination of our obligations as "legal defeasance." Also, at any time we can terminate our obligations with respect to the debentures under the covenant we described under "Certain
Covenants -- Limitations on Liens," above. We refer to this as "covenant defeasance."

  We can exercise our legal defeasance option even if we have already exercised our covenant defeasance option. If we exercise our legal defeasance option, then the debentures cannot be accelerated because of an Event of Default. If we exercise our covenant defeasance option, then the debentures cannot be accelerated by reference to the covenant described under "Certain
Covenants -- Limitations on Liens," above.

  If we desire to exercise either defeasance option, then we must deposit in trust (which we refer to as the "defeasance trust") with the trustee money or U.S. government obligations sufficient to pay the outstanding principal amount of the debentures as well as the interest on the debentures to maturity. We must also comply with certain other conditions. In particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders of the debentures for federal income tax purposes. When we refer to "U.S. government obligations," we refer to direct obligations of the United States of America which have the full faith and credit of the United States of America pledged for payment and which are not callable at the issuer's option, or certificates representing an ownership interest in those obligations.

                             REGARDING THE TRUSTEE

  Firstar Bank, N.A. will act as trustee, registrar, transfer agent and paying agent for the debentures. We can remove the trustee with or without cause if we notify the trustee six months in advance and if no default occurs or is continuing during the six-month period. The trustee is also one of the trustees under the First Mortgage Indenture for our First Mortgage Bonds.

  We maintain general checking accounts with the trustee and several other banks which are affiliates of the trustee. Our parent company, Alliant Energy Corporation, has a $250 million syndicated credit facility provided by various banks, of which $15 million is committed by the trustee. In addition, Alliant Energy Corporation maintains an uncommitted master note agreement with the trustee which allows it to borrow up to $50 million from time to time.

  To the extent provided in the Indenture, the trustee will have a prior claim on certain amounts held by it under the Indenture for the payment of its compensation and expenses and for the repayment of advances made by it to effect performance of certain covenants in the Indenture.

                             BOOK-ENTRY ONLY SYSTEM

  We will not issue the debentures in definitive form. Instead, we will issue the debentures in the form of one or more global securities. These global securities will be held by DTC as depositary. The debentures will be registered in the name of CEDE & Co. as nominee for DTC.

  DTC has indicated it intends to follow the following procedures with respect to book-entry interests in the debentures.

  Ownership of book-entry interests will be limited to persons who have accounts with DTC for the debentures (we call those persons "participants") or persons who hold interests through those participants. When we issue the debentures, DTC will credit the participants' accounts on its book-entry registration and transfer system with the principal amounts of the debentures that each participant beneficially owns. The accounts DTC will credit will be designated by dealers, underwriters or agents participating in the distribution of the debentures (see "Underwriting"). If you own book-entry interests in the debentures, then your ownership will be shown, and any transfer of your ownership interest will be effected, only through DTC's records (if you own interests in the debentures as a participant) or through the records of participants (if you hold interests in the debentures through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry note securities.

  As long as CEDE & Co. is the nominee of DTC, we are referring to CEDE & Co. in this prospectus when we refer to holders of the debentures, and CEDE & Co. will be considered the sole owner or holder of the debentures for all purposes under the Indenture. If you purchase any interest in the debentures, your ownership will be recorded as a "book-entry interest" in the book-entry only system that DTC operates. You will not receive any certificates representing your book-entry interests. As a result, if you are a participant, then you must rely on DTC's procedures with respect to the debentures and the book-entry only system to exercise any rights of a holder under the Indenture. If you are not a participant, you must rely on the procedures of the participant through which you own your interest to exercise any rights of a holder under the Indenture. We understand that, under existing industry practice, DTC will authorize the persons on whose behalf it holds book-entry interests to exercise certain rights of holders of debentures.

  We will make payments of principal of and interest on the debentures to CEDE & Co. as the registered holder of the related global note security. We will not, nor will the trustee or any other agent of ours or agent of the trustee, have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the debentures or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

  We expect that DTC will credit participants' accounts with payments of principal and interest on the debentures in amounts proportionate to the respective amounts of book-entry interests held by each participant as shown on its records as soon as it receives the payment from us. We also expect that payments by participants to owners of book-entry interests will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

  We will issue individual certificates to the owners of book-entry interests in the debentures in exchange for the debentures held by DTC or CEDE & Co. if DTC is at any time unwilling or unable to continue as depositary or ceases to be a registered clearing agency and a successor depositary registered as a clearing agency is not appointed. In addition, we may at any time and in our sole discretion determine not to have the debentures represented by one or more global note securities. In that event, we will issue individual certificates in exchange for the global note securities of the debentures. Global note securities will also be exchangeable by the holders for certificates if an event of default with respect to the debentures has occurred and is continuing. Any certificates issued in exchange for a global note security will be registered in such name or names as DTC shall instruct the trustee. We expect that such instructions will be based on directions DTC receives from participants with respect to ownership of book-entry interests relating to such global note security.

  We have obtained the foregoing information concerning DTC and its book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

                                  UNDERWRITING

  We have entered into an underwriting agreement with Robert W. Baird & Co., acting on behalf of itself and Banc One Capital Markets, Inc., Legg Mason Wood Walker, Incorporated and Wachovia Securities, Inc. (whom we collectively refer to as the "underwriters"), pursuant to which we have agreed to sell the debentures to the underwriters in the principal amounts we have set forth next to their names below:

                                                                 PRINCIPAL
                        UNDERWRITERS                               AMOUNT
                        ------------                            ------------
Robert W. Baird & Co........................................    $ 50,000,000
Banc One Capital Markets, Inc. .............................      20,000,000
Legg Mason Wood Walker, Incorporated........................      20,000,000
Wachovia Securities, Inc. ..................................      10,000,000
                                                                ------------
     Total..................................................    $100,000,000
                                                                ============

  The underwriting agreement provides that the underwriters' obligations are subject to the certain conditions precedent and that the underwriters will be severally obligated to purchase all of the debentures if they purchase any.

  The underwriters have advised us that they will initially offer the debentures to the public at the public offering price we have set forth on the cover page of this prospectus. They will also offer the debentures to selected dealers at the price minus a concession, which will be no greater than .4% of the principal amount of the debentures. The underwriters can allow, and the selected dealers can reallow, a discount on sales to other dealers, which will be no greater than
 .25% of the principal amount of the debentures. After the initial public offering, the underwriters may change the public offering price, concession and discount.

  The debentures are a new issue of securities with no established trading market. We do not intend to list the debentures on any securities exchange. The underwriters have advised us that they currently intend to make a market in the debentures. However, they are not obligated to do so, and any underwriter can stop making such a market at any time without notice. We cannot give you any assurance that a liquid trading market for the debentures will develop.

  Until the distribution of the debentures is completed, SEC rules may limit the underwriters' ability to bid for and purchase the debentures. As an exception to these rules, Robert W. Baird & Co., as representative, is allowed to engage in certain transactions that stabilize the price of the debentures. Those transactions may include bids or purchases for the purpose of setting, fixing or maintaining the price of the debentures.

  If the underwriters create a "short position" in the debentures in connection with the offering (that is, if they sell more of the debentures than are set forth on the cover page of this prospectus), then Robert W. Baird & Co. can reduce that short position by purchasing debentures in the open market. Purchases of the debentures for the purpose of stabilization or to reduce a short position could cause the price of the debentures to be higher than it might be in the absence of such purchases.

  We do not, nor do the underwriters, make any representation or prediction as to the direction or magnitude of any effect that the transactions we describe above may have on the prices of the debentures. We also do not make any representation that Robert W. Baird & Co. will engage in such transactions or that if they do, they will not discontinue such transactions without notice.

  Certain affiliates of Banc One Capital Markets, Inc. and Wachovia Securities, Inc. engage in certain arms-length commercial banking transactions with Alliant Energy Corporation.

  We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

                                 LEGAL OPINIONS

  Foley & Lardner of Milwaukee, Wisconsin will issue an opinion to us about certain legal matters with respect to the debentures. The underwriters will be advised about other issues relating to the offering by Chapman and Cutler of Chicago, Illinois.

                                    EXPERTS

  Arthur Andersen LLP, independent public accountants, have audited, as indicated in their reports, our consolidated financial statements and schedule at December 31, 1998 and 1997 and for each of the three years in the period ending December 31, 1998 that we have incorporated by reference into this prospectus and in the Registration Statement. We have included those financial statements in this prospectus in reliance on the authority of Arthur Andersen LLP as experts in accounting and auditing in giving their reports.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and current reports and proxy statements and other information with the SEC. You may read and copy any document which we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., and at regional SEC offices in Chicago, Illinois, and New York, New York. You can call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. You can also inspect our filings at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. We have certain securities listed on that exchange. Finally, you can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

  We have filed a Registration Statement on Form S-3 with the SEC with respect to the debentures we are offering through this prospectus. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information shown in the Registration Statement. For further information about us and the debentures, you should read the Registration Statement and the exhibits thereto which you can inspect at the public reference rooms of the SEC described above, or through the SEC's web site.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document we filed separately with the SEC. The information we incorporate by reference into this prospectus is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents we list below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the debentures we are offering through this prospectus:

- Our Annual Report on Form 10-K, as amended, for the year ended December 31, 1998;

- Our Quarterly Reports on Form 10-Q, as amended, for the quarters ended March 31, 1999 and June 30, 1999 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999; and

- Our Current Report on Form 8-K dated February 25, 2000.

You can request a copy of any of these filings by writing to Edward M. Gleason, Vice President-Treasurer and Corporate Secretary, Wisconsin Power and Light Company, 222 West Washington Avenue, Madison, Wisconsin 53703, or by calling Mr. Gleason at (608) 252-3311. We will send to you any such filings you request, without charge, excluding the exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents.

--------------------------------------------------------------------------------

MARCH 1, 2000

                       WISCONSIN POWER AND LIGHT COMPANY

                                  $100,000,000

                      7 5/8% DEBENTURES DUE MARCH 1, 2010

                               ------------------
                                   PROSPECTUS
                               ------------------

                             ROBERT W. BAIRD & CO.
                         BANC ONE CAPITAL MARKETS, INC.

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                           WACHOVIA SECURITIES, INC.

--------------------------------------------------------------------------------

    You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.
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